

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2010

via U.S. mail and facsimile

Mr. Michael J. Gordon, Director and Chief Financial Officer
BlastGard International, Inc.
2451 McMullen Booth Road, Suite 242
Clearwater, FL 33759-1362

     RE: **BlastGard International, Inc.**
            Form 8-K Item 4.01
            Filed February 11, 2010
            Form 8-K/A Item 4.01
            Filed February 26, 2010
            Form 8-K/A Item 5.02
            Filed March 5, 2010
            Form 8-K/A Item 4.01
            Filed March 9, 2010
            File No. 0-53756

Dear Mr. Gordon:

      We have completed our review of your filing and amendments and have no further comments at this time.

                                    Sincerely,

                                    Jenn Do
                                    Staff Accountant